Exhibit 3.152

ARTICLES OF INCORPORATION

OF

LANCASTER HOSPITAL CORPORATION

I.

The name of this corporation is Lancaster Hospital Corporation.

II.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name and address in this state of the corporation’s initial agent for service of process is Paul S. Hersch, 725 South Orange Avenue, West Covina, California 91790.

IV.

The total number of shares which the corporation is authorized to issue is one thousand (1,000).

Dated: December 30, 1980.

/s/ David M. Achterkirchen
DAVID M. ACHTERKIRCHEN
Incorporator

I declare that I am the person who executed the above Articles of Incorporation, and such instrument is my act and deed.

/s/ David M. Achterkirchen
DAVID M. ACHTERKIRCHEN